UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2026 (Report No. 6)

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

CONTENTS

On May 19, 2026, IceCure Medical Ltd. (the “Company”) issued a press release titled “IceCure’s ProSense® Reports Nearly 90% Recurrence-Free Rate for Cryoablation of Kidney Cancer: Data Presented at ECIO 2026 and First-Ever Breast Cryoablation Master Class Overbooked”, a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

This Report on Foreign Private Issuer on Form 6-K (excluding the second and fourth paragraphs of the press release included as Exhibit 99.1 hereto) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-290046 and 333-258660) and Form S-8 (File Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated May 19, 2026, titled “IceCure’s ProSense® Reports Nearly 90% Recurrence-Free Rate for Cryoablation of Kidney Cancer: Data Presented at ECIO 2026 and First-Ever Breast Cryoablation Master Class Overbooked”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: May 19, 2026	By:	/s/ Eyal Shamir
		Name	Eyal Shamir
		Title:	Chief Executive Officer

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